UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended September 30, 2005

PROGRESS ENERGY, INC.

410 S. Wilmington Street
Raleigh, NC 27602

Contents	Page
ITEM 1 - Organization Chart

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions

ITEM 3 - Associate Transactions

ITEM 4 - Summary of Aggregate Investment

ITEM 5 - Other Investments

ITEM 6 - Financial Statements and Exhibits	2 3 3 5 6 6

ITEM 1 – ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
Strategic Resource Solutions Corp.

Progress Ventures, Inc.
  PV Synfuels, LLC
     Solid Fuel, LLC
     Sandy River Synfuel LLC
     Colona Synfuel Limited
     Partnership, L.L.L.P.

Progress Fuels Corporation
   EFC Synfuel LLC
       Ceredo Synfuel LLC
       Sandy River Synfuel LLC
       Solid Energy LLC
       Solid Fuel LLC
   Kentucky May Coal Company, Inc.
       Kanawha River Terminals, Inc.
       Black Hawk Synfuel LLC
         New River Synfuel LLC
       Ceredo Liquid Terminal, LLC
       Coal Recovery V, LLC
       Colona Newco, LLC
         Colona Synfuel Limited
         Partnership, L.L.L.P.
       Colona Sub No. 2, LLC
         Colona Synfuel Limited
         Partnership, L.L.L.P.
       Colona Synfuel Limited
       Partnership, L.L.L.P.
     Marmet Synfuel, LLC
     Progress Materials, Inc.
     Progress Synfuel Holdings, Inc.
       Ceredo Synfuel LLC
       Sandy River Synfuel LLC
       Solid Energy LLC
       Solid Fuel LLC
     Riverside Synfuel, LLC

Microcell Corporation
Utech LLC
Utech Climate Challenge Fund, LP	Energy

Energy
Energy
Energy
Energy

Energy

Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy

Energy
Energy

Energy

Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy
Energy

Energy
Energy
Energy	1/22/96

3/31/00
3/31/00
10/15/99
10/15/99

 7/6/98

3/30/76
10/15/99
10/15/99
10/15/99
10/15/99
10/15/99
11/27/78
 4/3/86
 8/5/99
 3/9/98
7/31/01
12/30/96
 6/5/98

 7/6/98
 6/5/98

 7/6/98

 7/6/98
12/7/01
8/18/86
12/7/99
10/15/99
10/15/99
10/15/99
10/15/99
5/20/02

  N/A*
  N/A*
N/A*	NC NC NC DE DE DE FL DE DE DE DE DE VA FL DE CO FL MO DE DE DE DE DE DE FL DE DE DE DE DE WV NC DE DE	100 100 100 90 90 17 100 100 99 9 99 9 100 100 100 10 100 25 100 20.1 100 1 12.1 100 100 100 1 1 1 1 100 0.714** 11.56 9.76	Energy Services Company

Holding Company
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production

Synthetic Fuel Production

Procurement and Transportation of Coal
Holding Company
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Coal Mine
Coal and Bulk Material Terminal
Synthetic Fuel Production
Synthetic Fuel Production
Emulsion Products Terminal
Synthetic Fuel Production
Holding Company

Synthetic Fuel Production
Synthetic Fuel Production

Synthetic Fuel Production

Synthetic Fuel Production
Synthetic Fuel Production
Manufacturing
Holding Company
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production
Synthetic Fuel Production

Investment in Fuel Cell Technology
Investment in Electrotechnologies
Investment in Electrotechnologies

*Not applicable. Shares held as an investment.
**Percentage ownership increased from 0.358% to 0.714% as the result of an additional investment madein August 2005.

ITEM 2 – ISSUANCES AND RENEWALS OF SECURITIES AND
CAPITAL CONTRIBUTION

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
None	None	None	N/A	N/A	N/A	N/A	N/A
Company Contributing Capital	Company Receiving Capital	Amount of Capital Contributions (in $)
Colona Sub No. 2 LLC
Kanawha River Terminals, Inc.
Colona Newco, LLC
PV Synfuels, LLC
PV Synfuels, LLC
EFC Synfuel, LLC
Progress Synfuel Holdings, Inc.
PV Synfuels, LLC
EFC Synfuel LLC
Progress Synfuel Holdings, Inc.
Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc.	Colona Synfuel Limited Partnership, L.L.L.P.
Colona Synfuel Limited Partnership, L.L.L.P.
Colona Synfuel Limited Partnership, L.L.L.P.
Colona Synfuel Limited Partnership, L.L.L.P.
Solid Fuel, LLC
Solid Fuel, LLC
Solid Fuel, LLC
Sandy River Synfuel, LLC
Sandy River Synfuel, LLC
Sandy River Synfuel, LLC
	MicroCell Corporation	149,280.000 1,806,288.00 3,000,528.00 2,537,760.00 10,656,505.42 1,065,650.55 118,405.62 31,970,453.38 3,197,045.33 355,227.26 250,000.00
Dividend Date	Company Making Dividend	Company Receiving Dividend	Dividend Amount
None	N/A	N/A	N/A

ITEM 3 — ASSOCIATE TRANSACTIONS

Part I — Transactions Performed by Reporting Companies on Behalf of Associate Companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in $)	Indirect Cost Costs of Charged Capital (in $) (in $)	Total Amount Billed (in $)
Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Progress Fuels Corporation

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal,
LLC

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal, LLC

Ceredo Liquid Terminal,
LLC

Ceredo Liquid Terminal,
LLC

Ceredo Liquid Terminal,
LLC
Winchester Production
Company, Ltd

Kanawha River Terminals, Inc

Progress Materials, Inc.

Florida Power Corporation d/b/a Progress Energy Florida,
Inc.

Solid Fuel LLC

Ceredo Synfuel LLC

Solid Energy LLC

Marmet Synfuel, LLC

Riverside Synfuel, LLC

Sandy River Synfuel LLC

Colona Synfuel Limited
Partnership L.L.L.P.

Black Hawk Synfuel LLC

Solid Energy LLC

Ceredo Synfuel LLC

Marmet Synfuel, LLC

Solid Fuel LLC

Sandy River Synfuel, LLC

Admin Services

Admin Services

Admin Services

  Coal Sales

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

Admin Services

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent

   Chemical
 Change Agent
			49,931 164,866 303,083 111,005,019 248,459 804,238 578,025 1,148,365 3,733,816 2,620,297 418,711 2,609,202 1,870,079 932,028 3,861,407	83,546 803,513	49,931 164,866 303,083 111,005,019 248,459 804,238 83,546 803,513 578,025 1,148,365 3,733,816 2,620,297 418,711 2,609,202 1,870,079 932,028 3,861,407

ITEM 3.

Part II – Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged (in $)	Indirect Costs Charged (in $)	Cost of Capital (in $)	Total Amount Billed (in $)
Progress Energy Service
Co., LLC

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc.

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Kanawha River Terminals,
Inc

Powell Mountain Coal
Company, Inc.

Carolina Power & Light
Company

Florida Power Corporation

Progress Energy Service
Co., LLC

Florida Power Corporation

Florida Power Corporation
Strategic Resource
Solutions Corp.

Solid Energy LLC

Solid Energy LLC

Marmet Synfuel, LLC

Marmet Synfuel, LLC

Marmet Synfuel, LLC

Sandy River Synfuel, LLC

Sandy River Synfuel, LLC

Riverside Synfuel, LLC

Riverside Synfuel, LLC

Colona Synfuel Limited
Partnership, L.L.L.P

Colona Synfuel Limited
Partnership, L.L.L.P.

Colona Synfuel Limited
Partnership, L.L.L.P.

Ceredo Liquid Terminal, LLC

Ceredo Synfuel LLC

Ceredo Synfuel LLC

Ceredo Synfuel LLC

Solid Fuel LLC

Progress Fuels Corporation

Progress Fuels Corporation
Progress Fuels Corporation

Progress Materials, Inc.

Progress Materials, Inc.	Management &
    Oversight

    Feedstock

      Fees

      Feedstock

   Labor

      Fees

 Coal Sales

    Admin Services
    and Fees

    Admin Services

    Overhead
    Allocation

    Feedstock

   Admin Services
   and Fees

    Land Rent

    Rent

      Coal Sales

   Admin Services
   and Fees

 Rent

   Fuel Sales

 Admin Services

 Admin Services

 Admin Services

     Fly Ash

   Facilities
Costs	9,172 5,413,043 491,720 43,536,443 607,486 45,945,433 6,393,278 547,773 99,338 50,128,732 8,190,697 12,000 75,000 41,321,753 4,414,953 525,000 18,129,643 183,642 135,216 6,349,630 158,891	64,035 87,300 806,210 20,963	73,207

 5,413,043

   491,720

  43,536,443

   697,786

 806,210

   45,945,433

   6,393,278

547,773

99,338

 50,128,732

  8,190,697

    12,000

    75,000

 41,321,753

 4,414,953

   525,000

    18,129,643

   183,642

   135,216

  6,349,630

    158,891

20,963

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in 000's)	(in 000's)
Total consolidated capitalization as of 9/30/05.

     Total capitalization multiplied by 15%
     (line 1 multiplied by 0.15)

     Greater of $50 million or line 2

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Synthetic Fuel
         Emulsion Products Terminal
         Manufacturing
         Energy Service
         Fuel Cell Technology
         Electrotechnologies
             Total current aggregate investment

         Difference between the greater of $50 million or 15%
         of capitalization and the total aggregate investment of
         the registered holding company system (line 3 less line 4)

Investments in gas-related companies:
     Not applicable.
	$18,665,000 $2,799,750 479,388 0 0 21,740 500 (5,128)	$ 2,799,750 $ 496,500 $ 2,303,250	Line 1 Line 2 Line 3 Line 4 Line 5

ITEM 5 — OTHER INVESTMENTS*

Company	Investment Balance As of 11/30/00
Colona Synfuel Limited Partnership, L.L.L.P.
Sandy River Synfuel LLC
Solid Fuel LLC
Solid Energy LLC
Ceredo Synfuel LLC
Ceredo Liquid Terminal, LLC
Progress Materials, Inc.
Strategic Resource Solutions Corp.
Utech Venture Capital Corporation
Utech Climate Challenge Fund, LP	$ 9,092,279 29,981,746 39,022,407 - - - 2,553,487 119,526,168 4,542,352 2,249,375

* These numbers do not include Progress Fuels Corporation (f/k/a/ Electric Fuels Corporation) as the Commission has determined that a majority of this system’s subsidiaries’ assets are not retainable under the standards of Section 11(b)(1) of the Act.

ITEM 6 — FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104.

B.     Exhibits

1.     Copies of contracts required to be provided by Item 3 were previously filed confidentially pursuant to 17 CFR § 250.104.

2.     Certificate attached as Exhibit 99.1

Date: November 29, 2005	PROGRESS ENERGY, INC. Registrant By: /s/ Thomas R. Sullivan Thomas R. Sullivan Treasurer